November 4, 2016

Via Edgar

Era Anagnosti

Legal Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Dragon Victory International Limited
Draft Registration Statement on Form F-1
Submitted August 19, 2016
CIK No. 0001682241

Dear Ms. Anagnosti:

This letter is in response to the letter dated September 16, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dragon Victory International Limited (the “Company”, “we”, “our”).  For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 submitted accompanying this Response Letter, is referred to as Draft Amendment No. 1.

General

1.	Following the public filing of your registration statement, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to Staff’s comments, we respectfully advise the Staff that we have not provided any written communications as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 1

Overview, page 1

2.	We note your disclosure on page 1 that registered users engaged in 32,406 transactions in the quarter ended March 31, 2016, compared to 9,132 in the quarter ended December 31, 2015, and 130,503 in the quarter ended September 30, 2015.

•	To the extent possible, please update these numbers for the most recent periods.
•	Please revise the MD&A section to identify the most significant trends that are reasonably likely to have a material effect on your revenues, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results. If you believe this performance indicator is a significant factor impacting financial results, please revise to discuss the underlying causes of the fluctuations and how these causes may impact future financial results.
•	Please revise your business section to describe any seasonality in your main businesses.

For guidance, please refer to Item 4.a of Form F-1 and Items 4.B.3 and 5.D of Form 20-F.

In response to Staff’s comments, the Registration Statement has been revised.

•

Transaction numbers are calculated on a quarterly basis by aggregating the number of contribution each registered user makes to the projects (whether Type A, Type B or Fast Track). Different types of project have different funding requirements, with Fast Track projects usually allowing contributions as little as RMB 1 (approximately $0.15), Type A projects requiring contribution of between RMB 100 – 1,000 and Type B projects requiring contributions of RMB 10 – 200. Since our revenue generated through our crowdfunding business are 46% of $1,662,406 for the year ended March 31, 2016, we believe the number of transactions alone is not a significant factor impacting our financial results. Therefore, we have removed such statement and replaced with disclosure relating to amount of revenues generated through our crowdfunding platform business. Please refer to the revised disclosure on pages 1 and 53 of the Draft Amendment No.1.

•	We respectfully advise the Staff, due to the aforementioned reasons, we believe the number of transactions is not a material factor impacting our financial results of revenues, profitability, liquidity or capital resources. We believe the quality of projects, the number of registered users on our platform and the general level of interest in using the Internet as an investing platform have the most material effects on our revenues generated through our crowdfunding platform business. Please refer to the revised disclosure on page 35 of the Draft Amendment No. 1.
•	In addition, we believe our crowdfunding businesses are not seasonal, nor are our incubation or financing services. Please refer to the revised disclosure on pages 2 and 48 of the Draft Amendment No. 1.

Securities and Exchange Commission

November 4, 2016

3.	In the first full paragraph on page 2 you disclose that unlike the United States, in the PRC as long as the issuing company is not a public company and the fundraising transaction does not involve an offer or sale of securities, a finder is not required to obtain a special administrative approval for receiving a fee assisting, among other things, fundraising in private financial transactions. However, since your fee is tied to the amount of funds raised, please explain in your disclosure the nature of financing transactions in connection with which you can receive a finder’s fee.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 2 of the Draft Amendment No.1.

Our Competitive Strengths, page 2

4.	We note your statement that you are one of the few platforms in the PRC market that provides high-quality business incubation services to entrepreneurs. Please expand your disclosure to provide the basis for this statement. Refer to Item 4.a of Form F-1 and Item 4.B.7 of Form 20-F. Please revise your disclosure in the last paragraph to provide an objective basis upon which an investor can assess the statement regarding management’s team “successful track record of launching various commercial platforms and service platforms.”

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 2 and 3 of the Draft Amendment No. 1.

Summary Financial Data, page 7.

5.	Please clarify what you mean by “Equity owner of Longyun Investment” in the Consolidated Statements of Comprehensive Income Data chart. We note that the term is not otherwise used in the registration statement.

In response to Staff’s comments, the Registration Statement has been revised. The “Equity owner of Longyun Investment’' was a typo. Such phrase has been replaced with “Earnings per share”. Please refer to the revised disclosure on page 9 of the Draft Amendment No. 1.

Risk Factors, page 8

Since our chief executive officer will own more than % of our ordinary shares following the sale of the maximum offering, he will have the ability to elect directors and approve matters requiring shareholder approval, page 13

6.	Please explain here or in another appropriate section of the filing the intended meaning of your disclosure that Mr. Yu Han “has sole voting power but does not have record ownership” over 85% of the company’s outstanding ordinary shares. In addition, please disclose whether the same is true for the 15% holder, Ms. Koulin Han.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 14 and 70 of the Draft Amendment No.1. We respectfully advise the Staff that Mr. Yu Han indirectly holds 85% of the company’s shares through his 100% owned Honesty Heart Ltd., which entity is the record owner of such shares. Since Ms. Koulin Han is not a director or officer, such disclosure has been included in “Principal Shareholder” section on page 69 of the Draft Amendment No. 1. Similarly, Ms. Koulin Han indirectly holds 15% of the company’s shares through her 100% owned Destiny Link Management, which entity is the record owner of such shares. Since Ms. Koulin Han is not a director or officer, such disclosure has been included in “Principal shareholder” section on page 69 of the Draft Amendment No. 1.

There are significant uncertainties under the Draft Foreign Investment Law … , pages 14 and 68

7.	We note that the Draft Foreign Investment Law, when it becomes effective, may materially impact the viability of your current corporate structure and operations. Because you must currently rely on the VIE structure to effect control over the management of Long Yun, in a separate risk factor alert investors that if you are ultimately considered a Foreign Invested Project deemed to operate in either a “restricted” or “prohibited” industry, you may no longer conduct the business pursuant to a VIE structure, which in turn would materially impact your results of operations, as well as the value of your ADSs.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the additional risk factor on page 16 of the Draft Amendment No.1.

Securities and Exchange Commission

November 4, 2016

PRC laws and regulations governing our current business operations are sometimes vague and uncertain … , page 15

PRC laws and regulations governing our current business operations are sometimes vague and uncertain … , page 15

8.	Please revise your disclosure to be more specific with respect to the “vague and uncertain” laws and regulations that govern your current business operations. To the extent possible, please provide examples of how such laws may impact the “performance of [y]our arrangements with customers.”

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the expanded disclosure on page 18 of the Draft Amendment No.1.

Dividend Policy, page 29

9.	Please revise your disclosure in the last paragraph to discuss whether or not you have applied to obtain a tax resident certificate from the Hong Kong tax authority and where you are in that process.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 32 of the Draft Amendment No.1.

Management’s Discussion on and Analysis of Financial Condition and Results of Operations, page 32

10.	In the second paragraph of your disclosure, please provide context to your statement that you seek to establish 5etou platform “as a one-stop service platform for crowd funding enterprise and fundraising in China.”

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 35 of the Draft Amendment No.1.

Factors and Trends Affecting Our Results of Operations, page 33

11.	In the first paragraph of your disclosure you cite Ying Can Consulting’s 2015 National Crowd funding Industry Annual Report as a source of your statistical disclosure regarding the PRC crowd funding market. We are unable to determine whether this report represents information which is publicly available or whether it was commissioned by you for use in the registration statement. In addition, a public search of “Ying Can Consulting” did not yield any results. Please advise and to the extent necessary revise your disclosure to fully articulate the basis for your industry and market data.

In response to Staff’s comments, the Registration Statement has been revised and the Chinese name and website of Ying Can Consulting (盈灿咨询) are provided. We respectfully advise the Staff that the report referenced here is publicly available. Please refer to the revised disclosure on page 35 of the Draft Amendment No.1.

12.	Please define the term “tier-one city” as you use it in your disclosure.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 36 of the Draft Amendment No.1.

Liquidity and Capital Resources, page 35

13.	In the second paragraph, you disclose that for the period ended March 31, 2016, cash decreased mainly due to various increases in related party receivables, among other things. Please ensure that in an appropriate section of the filing you discuss the type of activities giving rise to these receivables, identifying each related party . In addition, please provide narrative disclosure tied to your “Intercompany – Investment from/(into) Parent/Subsidiary” tabular disclosure on page 36, describing the nature of activities giving rise to the noted payments.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 38 and 39 of the Draft Amendment No.1.

Securities and Exchange Commission

November 4, 2016

Critical Accounting Policies, Estimates and Judgments, page 37

14.	We note references made to the preparation of your financial statements in accordance with IFRS as issued by the IASB on pages 37-38. However, we note disclosure on page F-7 that your consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Please revise your filing accordingly to remove this inconsistency.

In response to Staff’s comments, the Registration Statement has been revised. We respectfully advise the Staff that we have changed all references to GAAP and have revised the disclosure on page 40 to correspond to the disclosure on page F-7 of our consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States of America. Please refer to the revised disclosure on page 41 of the Draft Amendment No.1.

Business, page 43

Overview, page 43

15.	In the last paragraph on page 43 please explain what “regional primary exchanges” are. In addition, please clarify your disclosure regarding investment activities; to the extent that you may engage in such activities, please disclose what they are.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 47 and 55 of the Draft Amendment No.1.

Our History and Corporate Structure, page 44

16.	Please revise your disclosure in this section to provide a discussion of the process by which you formed your VIE structure. We note, for example, that the entities that constitute your corporate structure were formed over a nearly two-year period and at various times. We further note pursuant to your disclosure on page II-1 that, during part of this time, it appears that you were owned by “various third parties.” Please also revise to include any important events in the development of your business in this context. Refer to Item 4.a of Form F-1 and Item 4.A.4 of Form 20-F.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 48, 49, II-1 and II-2 of the Draft Amendment No.1.

17.	Please revise the graphical presentation on page 45 to incorporate information about the jurisdiction under which each entity is organized, as well as the year of organization. In addition, please provide narrative disclosure regarding the nature of activities each subsidiary is engaged in. For example, while the ultimate parent entity and the subsidiaries organized under the laws of BVI and Hong Kong appear to be holding companies and/or pass-through entities, the WFOE entity appears to engage in certain business activities and to hold related business assets, in addition to managing the operations of Long Yun. In this regard we also note the provisions of Section 1.1 of the Exclusive Business Cooperation Agreement filed as Exhibit 10.4 to the registration statement.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 49 of the Draft Amendment No.1.

Contractual Arrangements between WFOE and Long Yun, page 45

Share Pledge Agreement, page 46

18.	We note that Long Yun Shareholders have pledged all of their equity interests in Long Yun to WFOE to guarantee the performance of Long Yung’s obligations under the Exclusive Business Cooperation Agreement, and have also irrevocably granted WFOE an exclusive option to purchase part or all of their equity interests in Long Yun. Please disclose whether your VIE structure would be impacted if WFOE foreclosed on the Long Yun Shareholders’ equity interests in Long Yun, or exercised its option to purchase part or all of their equity interests in Long Yun.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 48 of the Draft Amendment No.1.

Securities and Exchange Commission

November 4, 2016

Exclusive Option Agreement, page 46

19.	Please describe the circumstances under which WFOE would exercise its exclusive option to purchase the equity interest in Long Yun and how this exclusive option arrangements fits within the VIE structure.

 In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 51 of the Draft Amendment No.1.

Our Crowdfunding Platform, page 46

Projects on our platform, page 47

20.	Please explain here whether a project can be uploaded on your platform directly from the project owner or the sponsor, or whether access to the platform is fully controlled by you.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 51 of the Draft Amendment No.1. We respectfully advise the Staff that a project cannot be uploaded on our platform directly from the project owner or the sponsor, and is subject to the review of our staff; and access to the platform is fully controlled by us.

21.	Please expand your disclosure to provide a brief discussion of the nature of your relationship with the third party “sponsors” that you discuss here. For example, please discuss any compensation arrangements that you have with the sponsors, the nature of any agreements that you enter into with them and whether your sponsors can also be related parties.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 51 of the Draft Amendment No.1.

Three levels of programs on our platform, page 47

22.	Please revise this section to provide a description of the representative industries that are involved in each level on your platform. Please disclose the nature of products and services developed through funds raised in your crowdfunding platform, whether any trends have developed in terms of the average funding amount/per participant in a given project and the percentage of participants who so far have qualified for the full amount of benefit. Please also discuss representative rewards associated with projects at each level, and an approximate average timeframe from initiation to completion of a typical project at each level.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 51 and 52 of the Draft Amendment No.1.

23.	We note your disclosure of the three levels of programs on your platform, including the Fast Track program which has had the largest number of projects either under way or completed, and which has been the main focus of your marketing and operation. Please revise to disclose your revenue for each program for each period presented, and provide a discussion of any trends and how these trends may impact future financial results.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 51 and 52 of the Draft Amendment No.1.

24.	Please quantify the amount of funds generated through the Fast Track program in light of your disclosure that the amount raised through this platform is capped at $15,000 and that “the Fast Track program had the largest amount of projects either under way or completed on [y]our platform.” Please ensure that in your disclosure you account for all of the $32,520,155.85 of the funds raised through March 31, 2016.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 51 and 52 of the Draft Amendment No.1.

Securities and Exchange Commission

November 4, 2016

25.	We note that a project may raise funds on your Type A platform if, among other things, you believe that its operations are sufficiently developed such that it can raise more than the limited amount which can be raised by a Fast Track program. Please provide a brief description of the types of parameters that you use in making such determinations.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 51 and 52 of the Draft Amendment No.1.

Participants on our platform, page 49

26.	We note that transaction payments through your platform are processed by Union Mobile Pay, and that Union Mobile Pay retains a percentage of the proceeds from successfully completed offerings as cost for the transaction. Please revise your disclosure to discuss the nature of this arrangement, as well as any written agreements you may have entered into with Union Mobile. For example, at the time when the funding target is reached, please disclose whether Union Mobile pays you your fee from the escrowed funds, and whether Union Mobile’s fee is calculated as a percentage of the funds retained for payment to you, or it is in addition to those funds. Please explain whether the term “escrow agent” in the disclosure and “Union Mobile Pay” are used interchangeably, or otherwise advise.

In response to Staff’s comments, the Registration Statement has been revised. We respectfully advise the Staff that we have removed the reference of Union Mobile Pay as escrow agent. Please refer to the revised disclosure on page 53 of the Draft Amendment No.1.

Transactions Processing on our Platform, page 49

27.	In the third paragraph of your disclosure you state that you no longer offer donation- based crowdfunding program but you may do so in the future. Please expand your disclosure to explain why you exited the donation-based crowdfunding program and why you believe you may do so in the future. In this regard, we also note your disclosure at the top of page 48 that you do not “presently intend to offer equity-based crowdfunding, debt crowdfunding or donation-based crowdfunding.”

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 53 and 54 of the Draft Amendment No.1.

28.	Please revise your disclosure to indicate how it is determined that a project’s target has been reached.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 53 of the Draft Amendment No.1.

Business Incubation and Consulting Services, page 49

29.	We note that you enter into agreements with the projects on an ongoing and/or as-needed basis. Please disclose the nature of the compensation that you earn in this segment. For example, please disclose whether your compensation is derived from fees in connection with the services that you provide or from taking an equity interest in the project or some other type of arrangement.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 54 of the Draft Amendment No.1.

30.	At the end of the first paragraph you state that your “in-house professionals provide each of the aforementioned services.” Given the scope of services that you provide, including legal and accounting services, please describe how you were able to develop and grow this expertise given your short operating history.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 54 of the Draft Amendment No.1.

Securities and Exchange Commission

November 4, 2016

Financing and Strategic Business Opportunities Consulting Services, page 50

31.	You disclose on page 52 that one of your competitive advantages is your strategic partnerships with prominent funding sources. Please expand your disclosure here to describe how these partnerships were developed, the amount of financing you have helped raise in your role as a placement agent/broker-dealer and whether you rely on certain funding sources more than others.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 55 of the Draft Amendment No.1.

Marketing, page 50

32.	Please revise to provide a brief description of the nature of the “business partnership” that you have with the listed regional and municipal incubation parks, as well as a brief description of the nature of the regional and municipal incubation parks themselves. Please also disclose how these relationships were developed and whether you have any compensation arrangements with these incubation parks. Please provide similar disclosure regarding the nature of your collaborations with government-sponsored or university-sponsored incubators.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 55 and 56 of the Draft Amendment No.1.

33.	Please revise to provide a brief description of the nature of your strategic alliance agreement with SMI. Please disclose whether you will make payments to SMI pursuant to the agreement, as well as any other benefits that you may provide to SMI. Please tell us why the SMI agreement does not represent a material agreement to the business, which would be required to be filed as an exhibit to the registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 56 of the Draft Amendment No.1. The strategic alliance agreement with SMI was a framework agreement in nature, which does not provide for any payment terms between both parties. In the future, we will need to enter into definitive agreement with SMI with respect to each project and the specific economic terms will be set forth therein. There is no assurance we will host any such project for SMI in the future. We therefore believe the strategic alliance agreement with SMI does not represent a material agreement to the business.

34.	To better assess your reliance on the intellectual properly underlying the crowdfunding platform, please explain to us the role that the IP component of your platform plays in your competitive advantage among other crowdfunding companies. In addition, please clarify whether Long Yun owns the IP or whether it licenses it from Mr. Han.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 65 of the Draft Amendment No.1, and we respectfully respond to the Staff that the IP component of our platform is not one of our competitive advantages compared to other crowdfunding companies, and that Long Yun owns the IP component of our crowdfunding platform and does not license from Mr. Han.

Executive Compensation, page 62

35.	We note that you have filed a form of employment agreement as Exhibit 10.3 containing a number of blanks. In light of your disclosure that you have entered into employment agreements with your executive officers, please ensure that you file complete copies of executed employment agreement for each of your named executive officers.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to Exhibits No. 10.3, 10.4 and 10.5 as filed of the Draft Amendment No.1.

Principal Shareholders, page 63

36.	Please refer to the Recent Sales of Unregistered Securities disclosure on page II-1. To the extent that Mr. Yu Han and Ms. Koulin Han hold their equity interest in the company through Honesty Heart Ltd. and Destiny Links Management Ltd., please revise your footnote disclosure accordingly.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages II-1 and II-2 of the Draft Amendment No.1.

Securities and Exchange Commission

November 4, 2016

37.	Please revise to disclose the relationship, if any, between Mr. Yu Han and Ms. Koulin Han.

In response to Staff’s comments, we respectfully state that is no relationship, either familial or business, between Mr. Yu Han and Ms. Koulin Han.

History of Share Capital, page 63

38.	Please revise your disclosure here to describe the original transaction pursuant to which the company completed its first sale of securities in reliance upon Regulation S and the subsequent sale to Mr. Yu Han and Ms. Koulin Han.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 69 of the Draft Amendment No.1. Our revised disclosure states that neither the original transaction pursuant to which the Company completed its first sale of securities nor the subsequent sale to Mr. Yu Han and Ms. Koulin Han were in reliance upon Regulation S, since the Company is not a U.S. company, none of the investors engaged in the original transaction nor Ms. Han or Ms. Han is a U.S. resident, and the Company had not commenced filing of a Registration Statement with the SEC and thus the Company had not voluntarily subjected itself to U.S. securities regulation either as of the first sale of securities, or as of the subsequent sale to the current shareholders.

Material Transactions with Related Parties, page 64

39.	Please provide the information required by Item 4.a and Item 7.B. of Form 20F. Please ensure that you capture in your disclosure all applicable related party transactions described in Notes 6 and 7 to your financial statements.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 70 of the Draft Amendment No.1.

40.	Please revise to indicate whether or not Mr. Yu Han fully repaid the loans described here as of August 31, 2016.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 70 of the Draft Amendment No.1.

Description of Share Capital, page 65

Differences in Corporate Law, page 72

41.	Please revise to provide a description of the differences between the Cayman Companies Law and either the laws of the State of Delaware or the laws of the State of New York, as the law governing the deposit agreement.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 78, 79, 80, 81 , 82 and 83 of the Draft Amendment No.1.

Description of American Depositary Shares, page 75

Amendment and Termination, page 80

42.	We note that ADR holders must be given at least thirty days’ notice of any amendment that, among other things, prejudices any substantial existing right of ADR holders. Please provide a brief description of what a “substantial existing right of ADR holders” would be in this context. In addition, the description of ADSs on page 6 indicates that you may amend or terminate the deposit agreement without the holders consent. Please explain the circumstances under which you may exercise this right, and include appropriate risk factor disclosure.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 7, 23 and 89 of the Draft Amendment No.1.

The “substantial existing right of ADR holders” in the context include the following: the ADR holders’ rights to participate and vote in general meetings, to vote on increase of depository fees on the ADRs, and to vote on the introduction of new fees on the ADRs.

Additionally, the Company and the depository may amend the deposit agreement without ADR holders’ consent. Under following the circumstances we may exercise the right to terminate the deposit agreement without ADR holders’ consent: a new depository is not appointed by us within 90 days of the depository’s notice of its resignation or our removal of the depository. In either cases, the ADR holders would be given thirty days’ notice of such termination.

Securities and Exchange Commission

November 4, 2016

Taxation, page 86

General

43.	Please file as exhibits to the registration statement the tax opinion of U.S. counsel and Chinese counsel, respectively. Please revise the exhibit index to list these exhibits separately. Refer to Item 8.a. of Form F-1, Item 601(b)(8) of Regulation S-K and Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to Exhibits 8.2 and 8.3 as filed of the Draft Amendment No.1.

People’s Republic of China Enterprise Taxation, page 86

44.	We note your statement that, “if [you] are considered as a PRC tax resident enterprise for PRC tax purposes,” any dividends paid to your overseas shareholders that are non- resident enterprises as well as gains realized by such shareholders “may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.” Please remove the qualifications in this sentence and provide an opinion as to whether or not you will be considered as a PRC tax resident enterprise for PRC tax purposes and, accordingly, whether or not the income received by your overseas shareholders will be regarded as China-sourced income. If counsel is unable to provide a “will” opinion, please revise your disclosure to explain why counsel is unable to do so, and describe the degree of uncertainty in the opinion. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No.19.

In response to Staff’s comments, we respectfully advise the Staff that our PRC counsel is unable to provide a “will” opinion for reasons disclosed in the Draft Amendment No. 1. Accordingly, the Registration Statement has been revised. Please refer to the revised disclosure on page 95 of the Draft Amendment No.1.

45.	In the last paragraph, your disclosure suggests that there is a tax treaty between the United States and PRC, which allows eligible beneficiaries to credit the PRC tax against their United States federal income tax liability. Please expand your disclosure to identify the treaty, as well as to explain its eligibility requirements.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 97 of the Draft Amendment No.1. We respectfully state that because we are organized in the Cayman Islands, the relevant tax treaty would be between the Cayman Islands and the United States. There is no such tax treaty and the disclosure has been revised to indicate this fact. Furthermore, we respectfully note that the reference to any such tax treaty in this portion of the disclosure would only enable us to satisfy one of two alternative requirements for dividends we pay to be eligible for “qualified dividend” treatment (the first alternative being the tax treaty requirement, and the second alternative being the “readily tradable on an established securities market in the United States” requirement). Since there is no tax treaty between our country of organization (the Cayman Islands) and the United States, we have not included a discussion of how an income tax treaty might reduce taxes otherwise payable by a holder of ADSs, or that might reduce withholding taxes that might otherwise be withheld with respect to such holders.

United States Federal Income Taxation, page 88

46.	To the extent that there is a difference in the listing standards between NYSE and NYSE MKT, the exchange where you plan to list your ADSs, please discuss whether or not, for non-corporate U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income. In this regard, we note your statement that, in order to be “readily tradable on an established securities market in the United States,” the Ordinary Shares must be listed on the NYSE.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 96 and 97 of the Draft Amendment No.1. We respectfully state that we have made a clerical error and that we have revised the statement to the following, “to be readily tradable on an established securities market in the United States, the Ordinary Shares must be listed on the NYSE MKT.”

Passive Foreign Investment Company, page 89

47.	Please explain why you are unable to determine whether you will be a PFIC for calendar year 2016. For example, please indicate whether you have made any investments or anticipate making investments in assets that produce passive income at levels that would exceed 50% of your total assets. Please also indicate whether you have implemented or plan to implement any policies in order to avoid becoming classified as a PFIC.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 97 and 98 of the Draft Amendment No.1. We respectfully state that we will be unable to determine whether we are a PFIC until after the close of the 2016 tax year (or any future tax year) because certain relevant facts will not be known until after the end of such tax year(s), including (1) the amount of cash raised in this offering and (2) the market value of our ADSs as of the end of any particular quarter used in determining the average quarterly value of our assets for purposes of the PFIC asset test described in the disclosure. We have also revised the disclosure to indicate that the cash we raise in this offering will be a material fact in determining whether the value of our assets producing passive income exceeds 50% of our total asset value on the relevant quarterly testing dates. Finally, we have revised the disclosure to make clear that the determination of whether the Company would be a PFIC for any particular taxable year depends on certain material facts that may be out of the Company’s control, including (1) the amount of cash to be raised in this offering and (2) the market value of our ADSs on any particular quarterly testing date. Accordingly, we have revised the disclosure to indicate the uncertainty regarding these facts and to clarify that we are under no obligation to reduce the risk that we could be treated as a PFIC.

Securities and Exchange Commission

November 4, 2016

Plan of Distribution, page 91

Discounts, Commissions and Expenses, page 92

48.	You disclose that you have agreed to grant to the underwriter a warrant covering a number of ADSs sold in the offering. Please tell us how you plan to comply with the registration requirements of the U.S. federal securities laws regarding the issuance of the warrants and the underlying securities issuable upon exercise of the warrant, or whether you plan to rely upon an available exemption, identifying the exemption. We note that the warrant is exercisable within the year of its issuance.

In response to Staff’s comments, the Registration Statement has been revised. We will register the shares underlying the underwriter warrants and will file all necessary undertakings in connection therewith. Please refer to the revised disclosure in the table to Calculation of Registration Fee of the Draft Amendment No.1.

Part II, Information Not Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

49.	We note that, according to your disclosure here, on June 19, 2016, the company issued approximately 100,000,000 ordinary shares to various third parties pursuant to Regulation S under the Securities Act. Please name the persons or identify the class of buyers to whom the securities were sold, as well as disclose the price per share . For guidance, please refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages II-1 and II-2 of the Draft Amendment No.1.

50.	We further note that you disclose that, on January 25, 2016 and January 29, 2016, the unrelated purchasers “transferred” 85,000,000 ordinary shares to entities controlled by Mr. Yu Han and Ms. Koulin Han, respectively. However, you state that the unrelated purchasers purchased their shares on June 19, 2016. Please reconcile your disclosure and explain whether the 85,000,000 shares were “transferred” or sold to Mr. Yu Han and Ms. Koulin Han.

We respectfully advise the Staff that the June 19, 2016 is a typo and should be June 19, 2015. In response to Staff’s comments, the Registration Statement has been revised. Additionally, we respectfully advise the Staff that the 85,000,000 shares were transferred to Mr. Yu Han and 15,000,000 to Ms. Koulin Han. Please refer to the revised disclosure on page II-1 of the Draft Amendment No.1.

Notes to Consolidated Financial Statements

General

51.	Please revise your financial statement footnotes, where necessary, to provide amounts in U.S. dollars where currently only RMB amounts are presented in order to allow reconciliation to your financial statements and related footnote disclosures.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages from F-8 to F-20 of the Draft Amendment No.1.

Note 2 – Summary of Significant Accounting Policies – k) Foreign Currency Translation, page F-14

52.	Please tell us in detail why you have not recorded any translation adjustments in comprehensive income.

In response to Staff’s comments, we respectfully advise the Staff that we have revised the line item of “Cumulative translation adjustment” under the Consolidated Statements of Stockholders’ Equity to reflect the amounts of $966 and $3,069 for the years ended March 31, 2016 and 2015, respectively. Please refer to the revised disclosure on page F-6 of the Draft Amendment No.1.

Securities and Exchange Commission

November 4, 2016

Note 6 – Investments in Entities and Its Valuations, page F-17

53.	We note disclosure of your investment in HangZhou Chu Shi Network Technology Ltd. Co. and subsequent sale of a portion of your ownership interest at a significant gain. We also note your disclosure that these sales were to a related party (Mr. Liao Xiang, Company CMO), that there is currently no secondary market for your equity interest, and that your share of losses for this investment in fiscal year 2015 was $2,082 and that your recorded an impairment loss in fiscal year 2016. Please tell us in detail and revise to discuss:

•	how the sales prices were determined;
•	if and how the transactions were evaluated for fairness;
•	any ongoing contractual or other commitments as a result of the sales; and
•	why you believe the value of your equity investment has increased so substantially, given the losses recorded in fiscal year 2015 and the impairment losses recorded in fiscal year 2016.

Also, disclose the amount of impairment recorded for the year ended March 31, 2016.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-17 of the Draft Amendment No.1.

54.	We note disclosure on page F-18 that you recorded impairment charges of $30,118 on your cost method investments during the year ended March 31, 2016. Please revise to provide detail of the impairment charges by each cost method investment.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages F-17 and F-18 of the Draft Amendment No.1.

Note 7 – Related Party Transactions, page F-19

55.	We note disclosure of the outstanding payable to JiaXiang Yi Tou Shangma Investment Ltd Partnership that was transferred to Mr. Han Yu on March 31, 2016. Please tell us how this transaction was accounted for in your financial statements along with the supporting accounting guidance. Also, revise your disclosure related to this loan on page 64 to disclose that the loan was transferred to Mr. Han Yu with no recourse to Dragon Victory or any subsidiary.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages F-19 and 69 of the Draft Amendment No.1.

Note 10 – Income Taxes, page F-20

56.	Please revise to disclose the nature of your deferred tax asset in the PRC.

In response to Staff’s comments, the Registration Statement has been revised accordingly. Please also refer to the revised disclosure on pages F-20 and F-21 of the Draft Amendment No.1.

57.	Please revise to disclose the facts and circumstances which support the large valuation allowance recorded at March 31, 2016. Specifically address the fact that no valuation allowance was recorded at March 31, 2015. Please refer to ASC 740-10-30.

In response to Staff’s comments, the Registration Statement has been revised accordingly. Please refer to the revised disclosure on page F-21 of the Draft Amendment No.1.

Signatures

58.	Please have the registration statement also signed by the company’s chief financial officer and controller. In this regard we note that Mr. Gu is the company’s CFO. Refer to Instruction 1 to Signatures on Form F-1.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages III-4 of the Draft Amendment No.1.

Securities and Exchange Commission

November 4, 2016

Exhibits

59.	Please file a copy of the escrow agreement between you and Continental Stock & Trust Company as an exhibit to the registration statement.

In response to Staff’s comments, we respectfully advise the Staff that we currently have not engaged Continental Stock & Trust Company as our escrow agent, and intend to file a copy of the escrow agreement between us and a subsequently-determined escrow agent as an exhibit to the registration statement in subsequent filing of amendments.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq. and Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Very truly yours,

/s/ Yu Han
Name:	Yu Han
Title:	Chief Executive Officer

Ying Li, Esq.

Joan Wu, Esq.

Hunter Taubman Fischer & Li LLC